

September 16, 2021

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, CA 94025

>   **Re: Robinhood Markets, Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **File No. 333-258474**
>   **Filed September 1, 2021**

Dear Mr. Tenev:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Please revise the beginning of your summary disclosure to separately describe the increase in revenues attributed to PFOF and transaction rebates, and to explain the substantial growth in transaction rebates from cryptocurrency trading and its increasing importance to Robinhood. Please make corresponding revisions in your risk factor and MD&A disclosure as appropriate. Please also disclose here the regulatory uncertainty surrounding cryptocurrencies and digital assets, the likelihood of additional regulatory and legislative action in this regard, and the related risks to Robinhood's business and financial condition, and the impact of those risks to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: D. Scott Bennett